

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

Via E-Mail
Mr. David Cutler
Chief Financial Officer
U.S. Precious Metals, Inc.
176 Route 9 North, Suite 306
Marlboro, NJ 07728

      Re: **U.S. Precious Metals, Inc.**
                Form 10-K for the Fiscal Year Ended May 31, 2013
                Filed September 13, 2013
                File No. 000-50703

Dear Mr. Cutler:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/Tia L. Jenkins

                                           Tia L. Jenkins
                                           Senior Assistant Chief Accountant
                                           Office of Beverages, Apparel, and
                                           Mining